UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Explanatory Note

This Report on Form 6-K contains, as exhibits, certain documents listed below relating to the issuance and sale by Banco Bilbao Vizcaya Argentaria, S.A. (the “Issuer”) of $1,200,000,000 aggregate principal amount of its 0.875% Fixed Rate Senior Preferred Notes due 2023 (the “2023 Notes”) and $800,000,000 aggregate principal amount of its 1.125% Fixed Rate Senior Preferred Notes due 2025 (the “2025 Notes” and together with the 2023 Notes, the “Notes”). This Report on Form 6-K and the Exhibits hereto are hereby incorporated by reference into Registration Statement on Form F-3 (No. 333-232333) filed with the Securities and Exchange Commission and into the related prospectus supplement filed with the Securities and Exchange Commission on September 14, 2020.

Exhibit Index

Exhibit	Description of Exhibit

1.1	Pricing Agreement dated September 10, 2020

4.10	First Supplemental Indenture for the 2023 Notes between the Issuer and The Bank of New York Mellon, London Branch, as Trustee, Paying Agent and Transfer Agent and The Bank of New York Mellon as Security Registrar dated as of September 18, 2020

4.11	Second Supplemental Indenture for the 2025 Notes between the Issuer and The Bank of New York Mellon, London Branch, as Trustee, Paying Agent and Transfer Agent and The Bank of New York Mellon as Security Registrar dated as of September 18, 2020

4.12	Forms of Security Certificates representing the Notes (included in Exhibits 4.10 and 4.11)

5.1	Opinion of Davis Polk & Wardwell LLP, special United States counsel to the Issuer, as to the legality of the Notes being registered

5.2	Opinion of J&A Garrigues, S.L.P., Spanish counsel to the Issuer, as to the legality of the Notes being registered

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.2	Consent of J&A Garrigues, S.L.P. (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Antonio Borraz Peralta
Name:	Antonio Borraz Peralta
Title:	Authorized Representative

Date: September 18, 2020